November 3, 2008

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Russell Mancuso

Geoffrey Kruczek

Re:	Thermage, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed October 21, 2008

File No. 333-152948

Ladies and Gentlemen:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 28, 2008 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Our responses to comments pertaining to Reliant Technologies, Inc. (“Reliant”) are based on information provided to us by Reliant. In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with this response letter. For your convenience, we have enclosed a marked copy of the Registration Statement with this letter which shows changes from Amendment No. 3 to the Registration Statement as filed on October 21, 2008. We have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

The merger may be challenged . . ., page 21

COMMENT 1: We note your response to prior comment 1. Please ask counsel that provides the opinion required by Regulation S-K Item 601(b)(5) to tell us how the potential return of the securities was considered when evaluating the issues that must be addressed by that Item.

U.S. Securities and Exchange Commission

November 3, 2008

RESPONSE: We supplementally advise the Staff that counsel to the Company that is providing the opinion required by Regulation S-K Item 601(b)(5), Wilson Sonsini Goodrich & Rosati, P.C., continues to believe that the legal conclusions reached in its opinion filed as Exhibit 5.1 to Amendment No. 4 are appropriate and supported by the circumstances presented. We respectfully submit that the limited possibility of a California court ordering the unwinding of the merger and the return of Thermage securities issued in connection therewith, together with the improbable enforcement of such an order against a merger effected in Delaware pursuant to Delaware law (as described in the risk factor on page 22 of Amendment No. 4), does not alter the legal analysis outlined in response to comment 1 in our letter to the Staff dated October 3, 2008 in response to the Staff’s comment letter dated September 29, 2008.

As set forth in that analysis, which is based on Delaware law applicable to Thermage, counsel indicates that a post-closing challenge to the merger would not affect the conclusion as to whether the shares of Thermage common stock offered to Reliant stockholders are or were legally issued. The issuance of these shares has been approved by the board of directors of Thermage, and Thermage will seek the approval of its stockholders for such issuance pursuant to the proxy statement/prospectus/information statement contained in the Registration Statement. Assuming that this approval is received and the merger subsequently closes with the filing of a certificate of merger in Delaware, Thermage will issue shares of its common stock and the applicable cash consideration to former Reliant stockholders in exchange for the delivery and surrender by such stockholders of stock certificates representing Reliant capital stock. This exchange of consideration will occur according to the conditions and procedures described in the merger agreement, as summarized in relevant part on page 94 of Amendment No. 4.

Therefore, counsel believes that Thermage will receive valid consideration at the time of issuance of the shares of Thermage common stock to former Reliant stockholders, and that, as stated in Exhibit 5.1, “when issued and sold in the manner described in the Registration Statement, the [s]hares will be legally and validly issued, fully paid and non-assessable.” Counsel does not believe this conclusion changes as a result of the limited, post-issuance risk that a court applying California law would order the return of the consideration exchanged in the transaction on the basis of a principle that is in direct contravention of the Delaware Supreme Court’s decision in VantagePoint Partners 1996 v. Examen, Inc. (as described in the risk factor on page 22 of Amendment No. 4). As a point of reference, counsel also notes the comparable situation where a legal opinion required by Item 601(b)(5) of Regulation S-K is provided with respect to a securities issuance, and it is later determined that a recission remedy is appropriate for purchasers of the securities, for example as a result of a Rule 10b-5 violation. Counsel does not believe the enforcement of this post-issuance remedy that requires the return of securities necessarily brings into question the validity of the legal opinion at the time it was given.

U.S. Securities and Exchange Commission

November 3, 2008

Material US Federal Income Tax Consequences . . ., page 87

COMMENT 2: Regarding your response to prior comment 4, please:

•

disclose why tax counsel is unable to opine whether the Distribution will be considered a single integrated transaction. Is it because counsel believes the law is not sufficiently clear, as noted in your response?;

•

clarify the potential outcomes to investors if the Distribution is treated as a separate distribution. In this regard, we note that you have removed a discussion of such outcomes that was included in your prior amendment on page 87; and

•	confirm that you are aware that Item 601(b)(8) of Regulation S-K may require tax opinions on matters that are not required to be opined upon by counsel under the merger agreement.

RESPONSE: In response to the Staff’s comment, we have revised the risk factor on page 22 of Amendment No. 4 and the disclosure under the section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 88 of Amendment No. 4 to reflect tax counsel’s belief that the state of the law is not sufficiently clear for tax counsel to opine on whether the Distribution will be considered a single integrated transaction.

In addition, we have re-inserted a disclosure beginning on page 90 of Amendment No. 4 to clarify the potential outcomes to investors if the Distribution is treated as a separate distribution.

Thermage and Reliant respectfully confirm that they are aware that Item 601(b)(8) of Regulation S-K may require tax opinions on matters that are not required to be opined upon by tax counsel under the Agreement and Plan of Merger and Reorganization. Counsel to each of Thermage and Reliant indicate that, as required by Item 601(b)(8) of Regulation S-K, their respective tax opinions to be filed as Exhibits 8.1 and 8.2 address U.S. federal income tax matters and consequences that are material to investors, except for those investors specifically excluded under the section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 88 of Amendment No. 4.

Distribution, page 104

COMMENT 3: It appears from your response to prior comment 6 that you are not relying on any authority for your interpretation of the pro rata requirement. Please confirm that understanding. Also, please tell us how you considered in your analysis the fact that the equity structure — including the relative rights, preferences and privileges of the equity holders — of the original company and the spun off company will differ.

U.S. Securities and Exchange Commission

November 3, 2008

RESPONSE: In response to comment 3, we supplementally advise the Staff that we reviewed Staff no-action letters issued prior to the issuance of Staff Legal Bulletin No. 4 (“SLAB 4”) relating to distributions by non-reporting companies with multiple classes of capital stock issued and outstanding at the time of the distribution. These letters include the Staff’s no-action letter to (i) Axion Inc. (“Axion”) (September 17, 1996) and (ii) Integral Systems, Inc. (“Integral”) (May 3, 1996). The distributions described in these no-action letters involved a non-reporting parent company that proposed to spin-off a non-reporting subsidiary. In addition, we reviewed the Staff no-action letter to Adoph Coors Company (“ACC”) (December 9, 1992), a reporting company with multiple classes of common stock issued and outstanding at the time of the distribution.

In Axion, parent had both common stock and preferred stock outstanding immediately prior to the distribution. Holders of both common stock and preferred stock of parent received in the distribution all of the outstanding shares of capital stock of subsidiary, which consisted solely of Series A preferred stock. Axion explained that the subsidiary was capitalized with preferred stock in order to permit the subsidiary the flexibility to issue lower-priced common stock in connection with the recruitment and retention of employees, consultants and other service providers. In Integral, parent had common stock, Series D preferred stock and Series E preferred stock outstanding immediately prior to the distribution. Holders of common stock, Series D preferred stock and Series E preferred stock of parent received in the distribution Common, Series A preferred stock and Series B preferred stock of the subsidiary, respectively. Integral noted that the distribution structure was a means of accomplishing its business objectives and to allow its stockholders to participate in the business of the subsidiary. In ACC, parent had Class A and Class B common stock outstanding immediately prior to the distribution. Holders of Class A and Class B common stock of parent received common stock of the subsidiary in the distribution.

In Axion, Integral and ACC, the dividend was distributed pro-rata based on the number of shares of common and preferred stock held by the parent stockholders, determined on an as-if-converted basis. In all three inquiries, the Staff responded that they will not recommend enforcement action to the Commission if parent conducts the proposed distribution of parent without registration under the Securities Act of 1933.

As noted in the Company’s response to prior comment 6, we respectfully submit that distribution of the dividend on an as-converted to common basis to holders of common stock and preferred stock of Reliant would best enable parent stockholders to retain the same proportionate interest with respect to economic value and voting power in Reliant and spin-co both before and

U.S. Securities and Exchange Commission

November 3, 2008

after the spin-off. The Reliant stockholders would receive the same proportion of spin-co shares as if, following the guidance of SLB 4, Reliant was a public reporting company and all outstanding shares of preferred stock had been converted into common stock of the publicly-traded entity. We further note that following the distribution, Reliant stockholders will continue to hold the same Reliant shares following the spin-off, and will not exchange or reduce their Reliant shares in connection with the distribution. Further, there will be no reclassification of, or other change in the terms, rights and preferences of Reliant shares in connection with the distribution. As such, on an as converted to common basis, the Reliant stockholders will have the same proportionate interest in the same aggregate assets immediately before and after the distribution. The Reliant shareholders’ relative interests will not change and none of the stockholders give up value for the spun-off shares. Accordingly, we believe that the Reliant stockholders are not making a new investment decision with respect to the distribution. The current Reliant capital structure allows the holders of preferred stock to receive a liquidation preference upon a liquidation or merger, prior to payments to common holders. If instead of making the distribution of the dividend as solely common of spin-co, the dividend had been made in the form of both preferred and common, it would have resulted in the preferred holders having a liquidation preference in both Reliant and spin-co, arguably providing them an additional economic benefit at the expense of the common stock. As result, consistent with the approach in Axion and ACC, the Reliant board elected not to differentiate among common and preferred holders in making the distribution.

U.S. Securities and Exchange Commission

November 3, 2008

We would very much appreciate the Staff’s prompt review of Amendment No. 4. Should you have any follow-up questions, please call me, Robert T. Ishii or Alexander D. Phillips at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Chris F. Fennell
Chris F. Fennell, Esq.

cc:	Stephen J. Fanning

Thermage, Inc.

Eric B. Stang

Reliant Technologies, Inc.

Robert T. Ishii, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati, PC

Eric Jensen, Esq.

Jennifer Fonner DiNucci, Esq.

Gordon Ho, Esq.

Cooley Godward Kronish LLP